FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of <u>July</u>, 2007

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X].... Form 40-F….[   ]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

> **Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

> **Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]   No   [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

Date: July 19, 2007

"Charles A. Butt"
Charles A. Butt
President & CEO



FORBES MEDI-TECH INC.

"A Life Sciences Company"

For Immediate Release **July 19, 2007**

Forbes Medi-Tech on Track for Corporate Objectives Including Revenue Growth

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI), announces that its corporate objectives remain on track for year-over-year revenue growth while maintaining its commitment to change and improving Forbes' profile through M&A activity.

"Our plans are on track and we felt it was important to communicate the message to our fellow shareholders in the face of weaker market conditions," said Charles Butt, President and CEO, Forbes Medi-Tech Inc. "Management is working on several opportunities including additional Reducol™ product launches, potential M&A transactions, potential out-licensing of FM-VP4 and selection and clinical development of a compound from the FM-TP Series of Compounds. I look forward to keeping the shareholders up to date on our progress."

About the FM-TP Series of Compounds

The re-focused pharmaceutical development program is concentrating on the FM-TP Series of Compounds targeting Metabolic Syndrome and its underlying disease states such as diabetes and the systemic inflammation that drives Metabolic Syndrome, and also targeting Inflammatory Lung Disease. The new compounds and related indications include:

Diabetes

FM-TP2000 series - VPAC2 agonists exert their effects through a separate receptor pathway than incretinin mimetic drugs like GLP-1 agonists (*Byetta®), and DPP-IV inhibitors (**Januvia®). By targeting selective VPAC2 receptors, the FM-TP2000 series of analogs are designed to mimic the natural, neuronal signal, rather than the hormonal one, to stimulate beta cells to release insulin in a glucose-dependent fashion. This provides an alternative therapeutic approach, which could achieve benefits similar to Byetta, but may also be complementary in effect.

FM-TP4000 series - Apoptosis inhibitors target the treatment of diabetes by preventing beta cell loss in the pancreas and preserving their insulin secreting activity. By inhibiting this pathway, the early stage FM-TP4000 series of compounds may also preserve the normal proliferation of beta cells and block insulin resistance. This has the potential to address a major clinical unmet need in treating type II diabetes in preserving beta cell function.

FM-TP5000 series – ACC2 Inhibitors are selective small molecules that block acetyl-CoA carboxylase, which promotes fatty acid oxidation. By accelerating fat burning, the early stage FM-TP5000 series of compounds may slow/block the progression of obesity and diabetes.

Inflammatory Lung Disease

FM-TP3000 series - VPAC2 agonists have bronchodilating, and anti-inflammatory effects. By targeting VPAC2 receptors, the FM-TP3000 series of compounds are designed to suppress the release of inflammatory mediators (TNF-alpha, IL-12), as well as suppressing the eosinophil response to stimuli. This provides an alternate therapeutic approach to treating asthma, chronic obstructive pulmonary disease (COPD), and Pulmonary Arterial Hypertension (PAH).

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

# # #

For more information, please contact:

Darren Seed
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

*BYETTA is a registered trademark of Amylin Pharmaceuticals, Inc. ** Januvia is a trademark of Merck & Co., Inc.

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements and information regarding Forbes' corporate objectives and its FM-TP Series of Compounds, including the Company's anticipated revenue growth, additional Reducol™ product launches, potential M&A transactions, selection and clinical development of a compound from the FM-TP Series of Compounds, and Forbes' strategy and vision, which statements can be identified by the use of forward-looking terminology such as "objectives", "on track", "opportunities", "potential", "forward", "targeting", "strategy", "vision", "to develop", "could", "may" "are designed to" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the possibility that the Company may not achieve all or any of its objectives; the Company's need for future funding, the availability and sufficiency of which is not assured; uncertainty whether the Company will be able to achieve its revenue guidance; uncertainty whether the Company will be able to complete any M&A activity, and the need for third party, regulatory and other approvals thereto, which are not assured; the risk of unanticipated expenses; uncertainty whether FM-VP4 will be successfully out-licensed, or whether any of the Company's compounds will be further developed or commercialized; uncertainty whether the Company will be able to attract collaborators to develop the Company's compounds on acceptable terms or at all; the need for additional research, the outcome of which is uncertain; the need for clinical trials, the occurrence and success of which is not assured; the need for regulatory approvals, which are not assured and which may be denied or withdrawn; reliance by the Company on its customers and suppliers for performance; uncertainty whether there will be additional Reducol™ product launches as anticipated or at all; uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks; marketing risks; the risk of unknown side effects; the effect of competition; changes in business strategy or development plans; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements and information are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.